Exhibit 99.5

Consent of Qualified Person

Pursuant to Section 8.3 of National Instrument 43-101

Standards of Disclosure for Mineral Projects - (“NI 43-101”)

To:	British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission (Securities Division)

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Newfoundland and Labrador, Securities Division, Department of Government Services and Lands

Registrar of Securities, Prince Edward Island

I, Ronald Turner, P. Geo., consent to the public filing of the Technical Report, titled “NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex Huarochirí Province, Lima Region, Perú, and dated effective December 20, 2017 (the “Technical Report”)" by Great Panther Silver Limited (the “Issuer”). I certify that I have read the written disclosure being filed and that it accurately represents the information in the Technical Report.

I also consent to the public filing by the Issuer of extracts from, or a summary of the Technical Report, in the news release issued by the Issuer on December 20, 2017. I certify that I have read said news release filed by the Issuer and that it fairly and accurately represents the information in the Technical Report.

Signed on February 2, 2018.

Signed By
/s/ Ronald Turner, P. Geo.
Ronald Turner, P. Geo.,

Ronald Turner, P.Geo.
Print name of Qualified Person